AMERICAN GOLDFIELDS, INC.
3481 SUNSET ROAD, SUITE 100
LAS VEGAS, NV 89120

March 23, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop #3720
Washington, D.C. 20549

Re:          American Goldfields Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed May 1, 2009
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
Filed September 11, 2009
File No. 000-49996

Dear Mr. White:

We have received your comments to our Form 10-K for the year ended January 31, 2009 and Form 10-Q for the fiscal quarter ended July 31, 2009.  We thank you for your review to assist and enhance the overall disclosure in our Exchange Act Filings.  We supplementally respond to your comments as follows:

Form 10-K for the Fiscal Year Ended January 31, 2009

Financial Statements, page 37
Statement of Cash Flows, page 42

1.
We note you included the net cash receipt of $236,745 from the assignment of your interest in the Imperial property in your fiscal 2009 operating activities section.  Please explain to us how you concluded that such net cash receipt should be reported within the operating activities section, rather than the investing activities section.  Please see ASC 230-10-45-12(c) for further guidance.

Response:	Please read our response to Comment 2 first.

ASC 230-10-45-12(c) refers to “property, plant and equipment and other productive assets”.  We do not believe, for the reasons stated below in our response to your comment 2, that our mineral rights, including the Imperial property meet the definition of productive assets at this time.
Further, the costs associated with the Imperial property were deducted as operating expenses in the statement of operations and reflected in cash flows from operating activities on the statement of cash flows.

Once proven and probable reserves are determined, we will account for them under ASC 230-10-45-12(c).

Note 2 – Significant Accounting Policies, page 45
Mineral Claim Payments and Exploration Expenditures, page 46

2.
You state that mineral property acquisition costs of unproven mineral properties are expensed.  We also note that you reported the mineral claim payments to MinQuest Inc. under the operating activities section in your statements of cash flows.  Please tell us what consideration you gave to the guidance in EITF 04-2, in determining your accounting for mineral property and mineral rights acquisition costs.

Further, if you conclude the costs associated with your acquisition of mineral properties and mineral rights should be capitalized, such costs are subject to impairment testing in subsequent periods, in accordance with the guidance in ASC 360-10-05 and EITF 04-3.  In addition, the cash expenditures related to mineral property acquisitions should be reported within the investing activities section of your statement of cash flows, in accordance with ASC 230-10-45-13(c).

Response:
We have evaluated the issues addressed by the Board in EITF 04-2.  While we agree with the Board’s consensus that mineral rights are tangible assets and should be accounted for as tangible assets, we do not feel that our unproven mineral rights meet the definition of assets.  These rights allow us to explore these properties for the purpose of determining whether there are any commercially exploitable deposits of gold and silver.  None of these has yet been determined to have any mineral deposits.  If and when proven and probable reserves are determined for a property and a feasibility study prepared with respect to the property, then subsequent development costs of the property will be capitalized.

Further, ASC 230-10-45-13(c) refers to “property, plant and equipment and other productive assets”.  We do not believe, for the reasons stated above, that our mineral rights meet the definition of productive assets at this time.  Once proven and probable reserves are determined, we will account for them under ASC 230-10-45-13(c).

Controls and Procedure, page 60
Evaluation of Disclosure Controls and Procedures, page 60

3.
Please amend your filing to include the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures, as of January 31, 2009.  Please see Item 307 of Regulation S-K for further guidance.

Response:
Item 307 requires the conclusion of the principal executive and principal financial officers, or persons performing similar functions, regarding the effective of our disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of these controls and procedures.

Due to the small size of our company, Management of the Company is made up of Richard Kern, who serves as both our principal executive and principal financial officers.  Our filing includes the conclusion of management that our internal control over financial reporting was not effective as of January 31, 2009.  We can see how this might not be clear to the reader.  In future filings we will change this to state that “our Principal Executive Officer and Principal Financial Officer, Mr. Richard Kern has concluded”, rather than, “management has concluded”.

Engineering Comments
Form 10-K for the Fiscal Year Ended January 31, 2009

4.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Response:             The disclaimer has been added to the website.
http://www.americangoldfields.com/terms.php

5.
We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

“This web site contains information about adjacent properties on which we have not right to explore or mine.  We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Please indicate the location of this disclaimer in your response:

Response:             The disclaimer has been added to the website.
http://www.americangoldfields.com/terms.php

Closing Comments

American Goldfields, Inc. hereby acknowledges that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

American Goldfields, Inc.

By: /s/ Richard Kern
Richard Kern
President, CEO, COO, Secretary, Treasurer and Director (Principal Executive, Financial and Accounting Officer)